Contact

www.linkedin.com/in/eric-van-gestel-428aab5 (LinkedIn)

Top Skills

Renewable Energy

Start-ups

Leadership

Eric van Gestel

EHSsecure provides project management and technical resources/ services for software implementation and ongoing systems administration (with a strong expertise in environmental, health and safety).

Summary

Halespring is a Public Benefit Corporation offering a HIPAA compliant platform designed to improve the lives of mental healthcare providers and patients. Halespring offers a suite of services to enhance the way mental health professionals work, while also providing better ways for patients to connect with the most appropriate services and providers in their area.

Experience

Halespring Public Benefit Corporation
Chief Operating Officer
November 2023 - Present (7 months)
United States

EHSsecure
CEO
July 2018 - Present (5 years 11 months)
California

Providing environmental, health and safety software implementation

project management services - most recently, a full module suite, on prem,

deployment with integrations at Facebook.

NotJustPink.org
CEO
September 2013 - Present (10 years 9 months)
California

www.NotJustPink.org

ERM: Environmental Resources Management
Principal Consultant
November 2013 - April 2017 (3 years 6 months)

CrisisGuard, Inc.
CEO
January 2012 - November 2013 (1 year 11 months)

Provided a broad range of executive, marketing, sales and technical/business leadership to build start-up emergency preparedness enterprise.
Managed senior corporate team (sales, marketing, information technology and financial).
Oversaw all aspects of new disaster and emergency product/service development.
Managed the corporate set-up, including legal and tax filings, and organization.
Coordinated all aspects of investor marketing, recruitment and investment round activities.

FirstCarbon Solutions, Inc.
Manager, Professional Services Group
2009 - 2011 (2 years)

Managed a team of industry experts, consultants, software engineers and sales personnel. Oversaw proposal drafting, consulting efforts and software configuration and deployment. Prepared and met individual and group sales, consultative and configuration/deployment goals.

Enverity Corporation
CEO
April 2000 - November 2009 (9 years 8 months)

Founded environmental, health, safety and GHG emissions inventory software company.
Secured over 130 Fortune 500 corporate client facilities, and built company to profitability.
Oversaw all aspects of new compliance and voluntary program product development.
Managed senior corporate team (sales, marketing, information technology, financial).
Successfully managed the ultimate acquisition of the company.

Cleantech Open
two-time Finalist, one-time Runner-Up
2006 - 2008 (2 years)

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Education

Yale University
Master of Business Administration - MBA

Colby College
Bachelor of Arts - BA